COPY

Centerra Gold

September 12, 2005

Mr. Tim Searcy

President

Luna Gold Corp.

475 West Georgia Street

Suite 920

Vancouver, B.C. V6B 4M9  Canada

Re:

Letter of Intent, LS Claim Group, Lander County, Nevada

Dear Mr. Searcy:

This binding Letter of Intent will confirm our mutual intention to negotiate an Exploration Option Agreement (the “Agreement”) between Centerra (U.S.) Inc., a Nevada corporation (“Centerra”), and Luna Gold Corp., a Wyoming corporation (“Luna”), affecting the LS claim group situated in Lander County, Nevada (the “Property”, as more particularly defined in Paragraph 1 below).  Pursuant to the Agreement, Centerra can acquire up to an undivided 60% interest in the Property and in a Joint Venture with Luna and can subsequently acquire up to an undivided additional 15% in the Property and in the Joint Venture with Luna.

1.  Property Description.  The Property consists, in part, of Luna’s leasehold interest in the 99 LS lode mining claims more particularly described in the attached Exhibit A from the “Lease” described below.  The 99 LS claims are situated in Sections 14, 15, 16, 21, 22, 23, 26, 27, and 28, T. 28 N., R. 44 E., MDB&M, Lander County, Nevada.  The mining claims are subject to a just-completed Mining Lease with Option to Purchase (the “Lease”) dated effective March 1, 2004, between Arthur R. Leger, a married man (“Leger”), as Owner, and Luna Gold Corp., a Wyoming corporation, as Lessee.  The Lease replaces a Letter Agreement, also dated effective March 1, 2004, between Arthur R. Leger as Optionor, and Luna Gold Corp. as Optionee.  The Property also consists of Luna’s leasehold interest in certain additional claims currently being staked, or which may be staked in the future, by Luna, Leger, or Centerra in an area of interest more particularly described in the attached Exhibit B from the Lease (the “Area of Interest”), and which are subject to the Lease.  The Property described in this Letter of Intent, as well as in the Lease, specifically excludes 24 RRC claims currently owned by Centerra within the Area of Interest which are more particularly described in the attached Exhibit C from the Lease.  Centerra will pay for or reimburse one of the other parties for the new claim filing fees for claims not listed in Exhibit A which become part of the Property.

2.  Exclusive License to Negotiate Agreement, Examine Title, and Operate Project.  Luna hereby grants Centerra an exclusive license to negotiate the Agreement commencing on execution of this Letter of Intent and terminating on January 15, 2006, or on any other mutually agreed date, unless this Letter of Intent is extended as described in section 4(a) below.  Centerra

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Mr. Tim Searey

September 12, 2005

 shall pay Luna the sum of TWELVE THOUSAND FIVE HUNDRED DOLLARS ($12,500.00) upon execution of this Letter of Intent which is intended as approximate reimbursement for claim maintenance fees paid by Luna to the United States in August 2005 for the 2005-2006 assessment year.  During the license period Centerra shall have the sole, exclusive, and immediate right to enter upon and explore, including exploration trenching or drilling, but not to develop, the Property and to have quiet and exclusive possession of the Property.  During the license period Luna shall not deal or attempt to deal with its right, title, and interest in the Property in any way that would preclude negotiation and execution of the Agreement.  In conducting its work on the Property, Centerra shall keep the Property free of all liens and encumbrances, and shall defend, indemnify, and hold Luna harmless from all claims, demands, and liabilities arising from Centerra’s activities on the Property.  Centerra shall conduct an examination of the title to the Property which may include a claim survey and/or preparation of a title opinion satisfactory to Centerra.  Luna shall provide Centerra with copies of all title-related and technical information related to the Property in its possession, including but not limited to assays and analyses, maps, reports, and drill data.

3.  The Agreement.  The Agreement will consist of an Exploration Option to enter into a Joint Venture with the following provisions, among others:

a.  The option period will consist of a maximum of six Agreement Years.  The anniversary date for each Agreement Year is March 1, such that Agreement Year 1 extends from the date of execution of this Letter of Intent through February 28, 2006, and each subsequent Agreement Year extends from March 1 to the last day of February of the following calendar year.  In order to earn an undivided 60% interest in a Joint Venture and in the Property, Centerra must expend a total of ONE MILLION NINE HUNDRED THOUSAND DOLLARS ($1,900,000.00), as follows:

Agreement Year     Ending Feb. 28 or 29

Minimum Expenditure

1

2006

$100,000

2

2007

$150,000

3

2008

$250,000

4

2009

$400,000

5

2010

$500,000

6

2011

$500,000

Any expenditures which exceed the minimum amount shall be credited toward subsequent expenditures.  Minimum expenditures shall not include advance royalty payments to Leger according to the Lease, but shall include all other land-related, exploration, development, and reclamation costs including the $12.500.00 payment to Luna described in Paragraph 2 above.  Allowable expenses also include Centerra’s 10% administration-overhead fee.  The fee will not be assessed against the advance royalty payments but will be assessed against all other land-related, exploration, and development costs.  In no case shall the Minimum Expenditure be insufficient to meet the Work Commitment obligations of Luna to Leger under the Lease, to which purpose FIFTY THOUSAND DOLLARS ($50,000.00) of the Agreement Year 1 expenditure represents an obligation of Centerra, even if this Letter of Intent is terminated before the end of Agreement Year 1.  Upon a total expenditure of $1.9 million by Centerra, a Joint

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Mr. Tim Searey

September 12, 2005

 Venture will be formed.  The parties will diligently pursue completion of a Joint Venture agreement based upon the model form of venture agreement contained in Form 5A of the Rocky Mountain Mineral Law Foundation, together with such modifications and additions as may reasonably be required to reflect the terms and conditions of the Agreement.  Luna will execute a Quitclaim Deed in recordable form evidencing transfer of 60% of its interest in the Property to Centerra.  Deemed expenditures upon formation of the Joint Venture will be $1,900,000 by Centerra and $1,266,667 by Luna.

b.  For a period of 90 days after formation of a Joint Venture, Centerra will have a one-time option (the “Secondary Option”) to elect to earn an additional undivided 15% interest in the Property and in the Joint Venture.  If Centerra exercises the Secondary Option, in order to earn the additional 15% interest Centerra must expend an additional THREE MILLION ONE HUNDRED THOUSAND DOLLARS ($3,100,000.00) as follows:

Option Year

Minimum Expenditure

1

$750,000

2

$750,000

3

$750,000

4

$850,000

The anniversary date for each Option Year will be the month and day of formation of the Joint Venture.  Any expenditures which exceed the minimum amount shall be credited toward subsequent expenditures.  Allowable expenditures include the same items listed for the initial option period described in paragraph 3(a) above.  Upon completion of the Secondary Option, deemed expenditures will be $5,000,000 by Centerra and $1,666,667 by Luna.  If Centerra exercises the Secondary Option and does not complete the earn-in according to the minimum schedule, Centerra’s interest in the Property and in the Joint Venture reverts to 60%, the option expires, and deemed expenditures return to the amounts identified in section 3(a) above ($1,900,000 by Centerra and $1,266,667 by Luna).

c.  After formation of a Joint Venture and, if Centerra so elects, after completion of Centerra’s Secondary Option earn-in described in paragraph 3b above, or after reversion of Centerra’s interest to 60% if Centerra elects the Second Option and fails to complete the earn-in, both parties will contribute their pro rata share of funding for expenditures with respect to the Property.  Any party electing to contribute to a given work program and budget is obligated to contribute its share of funding during the course of that work program.  Deemed expenditures will be increased according to actual expenditures.  If either party elects not to contribute to any given budget, standard dilution provisions will apply based on deemed expenditures to that date until the non-contributing party’s interest drops to 10%, at which time there will be an automatic conversion of that party’s working interest to a 5% net profits interest (“NPI”).  A non-contributing party may elect to resume contributing only on an annual basis upon adoption of a new work program and budget, and may not resume contributing after its interest has dropped to 10% and converted to the 5% NPI.

d.  Centerra shall manage the project during the terms of the Agreement and this Letter of Intent and shall have the exclusive right to determine work plans and budgets.  After

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Mr. Tim Searey

September 12, 2005

formation of a Joint Venture, Centerra shall be appointed as the initial Manager of the Joint Venture (the “Manager”) and, if Centerra elects to exercise the Secondary Option, Centerra will remain as the Manager during the term of the Secondary Option earn-in.  After completion of the Secondary Option earn-in, or after reversion of Centerra’s interest to 60% as described in section 3(b) above, or after formation of the Joint Venture if Centerra elects not to exercise the Secondary Option, the Manager will be elected by majority interest of the parties according to percentage interest in the Joint Venture, with the exception that, if one party elects not to contribute to expenditures, the contributing party will be the Manager.  The Manager shall be in charge of all day-to-day operations affecting exploration, development, and mining of the Property and shall prepare suitable work plans and budgets prior to the beginning of each year’s activities and submit them to a Management Committee consisting of one representative each from Centerra and Luna.  In the event that Centerra and Luna are unable to agree on a work plan and budget, the program will be determined by majority interest of the parties according to percentage interest in the Joint Venture, with the exception that, if one party elects not to contribute to expenditures, the contributing party will determine the work plan and budget.

e.  Each party shall have full access on a timely basis to information derived from operations conducted on the Property.  On or before April 1 of each year Centerra shall provide Luna with a report in reasonable detail on its activities conducted on the Property during the year, on the basis of either the Agreement Year or the calendar year.  Within sixty days after termination of the Agreement or this Letter of Intent, and annually within sixty days after completion of a work program, if so requested by Luna, Centerra shall provide Luna with copies of all relevant project data.  All information shall be confidential and shall be disclosed only (1) as required pursuant to applicable securities laws or stock exchange rules, or (2) by mutual consent of the parties.  Any press releases and other public announcements prepared by one party will be provided to the other party for review and comment in advance.  Neither party shall issue any release or announcement that includes the name of the other party without written consent of the other party, which consent shall not be unreasonably withheld.  Copies of press releases and announcements in final form will also be provided to the non-releasing party.

f.  Either party may assign or otherwise transfer its interest in the Agreement to a wholly-owned subsidiary or affiliate controlled by the assigning party.  Either party may pledge its interest in the Agreement for the purpose of securing a loan, line of credit, or other financial arrangement used to finance development of the property for mining.  If either party wishes to assign or otherwise transfer its interest or a portion of its interest in the Agreement to a non-related party, it shall grant to the other party a right of first refusal to acquire the interest on the same terms as offered by the non-related party, with a 60-day period in which to consider the proposal.  In the case of a proposed assignment agreement consisting wholly or in part of non-cash considerations, the non-assigning party may choose to acquire the assigning party’s interest for payment of the cash component plus the cash equivalent of the non-cash considerations.

g.  Centerra may terminate the Agreement and this Letter of Intent at any time by providing written notice to Luna.  If such termination is after January 15 of any calendar year, Centerra shall be obligated to pay the Advance Royalty payment to Leger under the Lease on or before the next anniversary date of the lease (March 1), and to comply with the work commitment schedule of the Lease such that the Lease remains in good standing on the same

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Mr. Tim Searey

September 12, 2005

anniversary date.  If such termination is after July 1 of any calendar year, Centerra shall be obligated to pay the claim maintenance fees to the United States on or before the following August 31 and recording fees to Lander County for the Affidavit of Intent to Hold the following October 31, for the then-active claims.  If the federal government reinstates an assessment work requirement, and if such termination is after July 1 of any calendar year, Centerra shall be obligated to carry out assessment work by the end of that assessment year and timely record a document evidencing such work.  From time to time during the terms of the Agreement and this Letter of Intent, Centerra may elect to drop certain claims from the Agreement but not terminate the Agreement itself (a “partial termination”).  Such claims will be returned to Leger according to terms of the Lease including, if such partial termination is after July 1 of any calendar year, the obligation to pay the claim maintenance fees on or before the following August 31 and recording fees to Lander County for the Affidavit of Intent to Hold the following October 31, or to complete sufficient assessment work to satisfy regulatory or legislative requirements for the current assessment year.  After formation of a Joint Venture, the Manager may similarly elect to drop certain claims from the Venture; such claims will be returned to Leger according to terms of the lease.  If Centerra commits a default in the performance of any duty or obligation of the Agreement, Luna may terminate the Agreement thirty days after giving Centerra written notice of default unless Centerra pays any amounts due with interest as necessary, or uses its best efforts to diligently pursue curing the default, or gives Luna an unequivocal written undertaking to use its best efforts to cure the default.

h.  Reclamation of disturbance and other permit-related liabilities deriving from Centerra’s work programs during the term of the Agreement and this Letter of Intent are Centerra’s responsibility and shall survive termination of the Agreement or this Letter of Intent.  After termination of the Agreement or this Letter of Intent, Centerra shall diligently pursue by best efforts reclamation of its activities on the Property.  After formation of a Joint Venture, the Joint Venture will be responsible for reclamation of all disturbance including that conducted by Centerra during the term of the Agreement and this Letter of Intent and any other prior disturbance, which responsibility shall survive termination of the Joint Venture.

i.  Centerra and Luna shall execute a short form of the Agreement in recordable form so as to give constructive notice to third parties of its terms.

j.  The Agreement shall contain a force majeure clause.  Force majeure shall be defined to include, among other items, inability to obtain licenses or permits; inability to obtain workmen, material, or proper equipment; delay in transportation; and severe weather.

k.  The Agreement shall be governed by the laws of the State of Nevada.

l.  The final Agreement shall be subject to regulatory approval.

4.  Other Provisions.

a.  The parties agree to act diligently and in good faith to negotiate and execute the Agreement by January 15, 2006, or by any other mutually agreed date pursuant to section 2 above.  If, despite diligent and good faith efforts by both parties, the parties are unable to

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Mr. Tim Searey

September 12, 2005

negotiate and execute the Agreement by the agreed-upon date, this Letter of Intent shall terminate, except that Centerra shall have an exclusive option to extend the term of this Letter of Intent as long as necessary to continue negotiating the Agreement or to complete the expenditure schedule and form a Joint Venture.

b.  This Letter of Intent may be executed in counterparts by original or facsimile signature, and each such counterpart when taken together shall constitute one and the same Letter of Intent.

c.  This Letter of Intent may only be amended or modified by written instrument executed by Centerra and Luna.

d.  This Letter of Intent reflects the entire agreement between the parties.

If this Letter of Intent provides an acceptable basis to proceed with the more definitive negotiations and initial exploration of the Property as provided for herein, please indicate your acceptance by signing in the space provided below and returning a copy by mail or by facsimile to (775) 829-8877.  Upon your acceptance, Centerra will prepare a draft Option Agreement for your review.  Finalization of the Agreement is subject to the approval of the Board of Directors of Luna and the President and/or the Board of Directors of Centerra.

Sincerely yours,

CENTERRA (U.S.) INC.

/s/

Gaylord Cleveland

Regional Exploration Manager, Nevada

ACCEPTED BY:

LUNA GOLD CORP.

/s/

Tim Searcy, President

Date:  14/09/2005

cc:  C. Hering, R. Chapman

EXHIBIT A (continued)

TABLE A-1. LIST OF "ORIGINAL CLAIMS" (continued)

Claim Count	Claim Name	Loc. Date (m/d/yr)	BLM Serial No. NMC	Lander County Book	Lander County Page	Lander County Doc. No.
41	LS # 51	12/11/03	863311	526	538	230830
42	LS # 52	12/11/03	863312	526	539	230831
43	LS # 53	12/11/03	863313	526	540	230832
44	LS # 54	12/11/03	863314	526	541	230833
45	LS # 55	12/11/03	863315	526	542	230834
46	LS # 56	12/11/03	863316	526	543	230835
47	LS # 57	12/11/03	863317	526	544	230836
48	LS # 58	12/11/03	863318	526	545	230837
49	LS # 59	12/11/03	863319	526	546	230838
50	LS # 60	12/11/03	863320	526	547	230839
51	LS # 61	12/11/03	863321	526	548	230840
52	LS # 62	12/11/03	863322	526	549	230841
53	LS # 63	12/11/03	863323	526	550	230842
54	LS # 64	12/11/03	863324	526	551	230843
55	LS # 65	12/11/03	863325	526	552	230844
56	LS # 66	12/11/03	863326	526	553	230845
57	LS # 67	12/11/03	863327	526	554	230846
58	LS # 68	12/11/03	863328	526	555	230847
59	LS # 69	12/11/03	863329	526	556	230848
60	LS # 70	12/11/03	863330	526	557	230849
61	LS # 71	12/11/03	863331	526	558	230850
62	LS # 72	12/11/03	863332	526	559	230851
63	LS # 81	12/11/03	863333	526	560	230852
64	LS # 82	12/11/03	863334	526	561	230853
65	LS # 83	12/11/03	863335	526	562	230854
66	LS # 84	12/11/03	863336	526	563	230855
67	LS # 103	12/11/03	863337	526	564	230856
68	LS # 104	12/11/03	863338	526	565	230857
69	LS # 105	12/11/03	863339	526	566	230858
70	LS # 106	12/11/03	863340	526	567	230859
71	LS # 107	12/11/03	863341	526	568	230860
72	LS # 108	12/11/03	863342	526	569	230861
73	LS # 109	12/11/03	863343	526	570	230862
74	LS # 110	12/11/03	863344	526	571	230863
75	LS # 111	12/11/03	863345	526	572	230864
76	LS # 112	12/11/03	863346	526	573	230865
77	LS # 113	12/11/03	863347	526	574	230866
78	LS # 118	12/11/03	863348	526	575	230867
79	LS # 119	12/11/03	863349	526	576	230868
80	LS # 120	12/11/03	863350	526	577	230869
	Map			526	578	230870

T28N
T28N
R43E
R44E
6
5
4
3
2
7
8
9
10
11
18
17
16
15
14
19
20
21
22
23
AREA OF INTEREST
30
29
28
27
26
R43E
R44E
31
32
33
34
35
T28N
T27N

Mining Lease with Option to Purchase
Exhibit A

Leger Claims

Original Claims: LS 1 ... 190

New Claims: LS 200 ... 222

Excluded Claims--Centerra (U.S.) Claims

RRC 15 ... 102

AREA OF INTEREST

N 14°22'

1990 Magnetic Declination: 15°30'
2005 Magnetic Declination: 14°22'

0 2000' 4000'

FEET

Scale 1:48,000 1" = 4000'

Centerra Gold US Inc.
Date: September 8, 2005
Datum: NAD 1927
Projection: UTM Zone 11
Filename:
Redrock_Land_2005_Exhibit_A.dwg

T28N R44E
Lander County, Nevada

EXHIBIT B
To Mining Lease with Option to Purchase effective March 1, 2004

AREA OF INTEREST

The following 14 sections in T. 28 N., R. 44 E., Mount Diablo Baseline and Meridian, Lander County, Nevada, comprise the Area of Interest:

Sections 8, 9
Sections 14, 15, 16, 17, 18
Sections 20, 21, 22, 23
Sections 26, 27, 28